Scott Wilson Roscoe Postle Associates Inc

Suite 501, 55 University Avenue, Toronto, ON M5J 2H7
T (416) 947-0907 **F** (416) 947-0395
www.scottwilson.com

CONSENT OF LUKE EVANS

Board of Directors
Eldorado Gold Corporation

I consent to the incorporation by reference in this annual report on Form 40-F of March 31, 2009 for the year ended December 31, 2008, of the description of the report titled "Report on Perama Hill Gold Deposit Mineral Resources Estimate" dated January 27, 2004 and revised May 13, 2004 and to the written disclosures of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure filed by Eldorado Gold Corporation and the description of certain mineral resource estimates and other information pertaining to the Perama Hill Gold Deposit and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March, 2009

(Signed) "Luke Evans"

Luke Evans, M.Sc., P.Eng.
Consulting Geological Engineer
Supervisor, Resource Estimation
Scott Wilson Roscoe Postle Associates Inc.